Annual Information Form
For the year ended December 31, 2008

Genco Resources Ltd.

TSX: GGC

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: (604) 682-2205
Fax: (604) 682-2235

Dated: March 31, 2009

Genco Resources Ltd

Schedule “A” AUDIT COMMITTEE CHARTER	attached

Genco Resources Ltd

ITEM 1:        PRELIMINARY NOTES

For the purpose of this Annual Information Form (“AIF”), the terms “the Company” and “Genco” refer to Genco Resources Ltd.

1.1        Incorporation of Financial Statements, Information Circular and Other Documents

All financial information in this AIF is prepared in accordance with the Canadian generally-accepted accounting principles (“Canadian GAAP”). All amounts are stated in Canadian dollars unless otherwise indicated.

The information provided in this AIF is supplemented by disclosure contained in the documents listed below, which are incorporated by reference into this AIF. These documents must be read together in entirety, together with this AIF, in order to provide full, true and plain disclosure of all material facts relating to Genco Resources Ltd. [Please note: the documents listed below are not contained within, nor attached, to this AIF – the reader may access the documents on the SEDAR website: www.sedar.com]

Type of Document	Effective Date/Period Ended	Date Filed/Posted	Document Name
2009 News Releases	Various Dates		News Releases
Material Change Report announcing settlement of outstanding litigation	March 24, 2009	March 26, 2009	Material Change Report
Material Change Report announcing Salman Partners retained as Financial Advisor	February 3, 2009	February 5, 2009	Material Change Report
Certificate of Qualified Person NI 43-101	June 25, 2008	September 17, 2008	Certificate of Qualification
Consent of Qualified Person NI 43-101	August 1, 2008	August 1, 2008	Certificate of Consent
Mineral Reserves and Resources Estimate – La Guitarra Project, Temascaltepec District, Mexico	June 25, 2008	August 1, 2008	Technical Report NI 43-101
Annual Report	May 5, 2008	June 3, 2008	Annual Report
Management Information Circular	May 22, 2008	June 2, 2008	Management Information Circular
Audited Annual Financial Statements (most recent)	December 31, 2008	March 31, 2009	Audited Annual Financial Statements
Management Discussion and Analysis (most recent)	December 31, 2008	March 31, 2009	Annual MD&A

Genco Resources Ltd

1.2        Date of Information

All information in this AIF is as of December 31, 2008 unless otherwise indicated.

1.3        Forward-Looking Statements

This AIF contains forward-looking statements and information that are based on the beliefs and estimates of management, as well as assumptions made by information currently available to the Company.

When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change. Accordingly, readers should not attribute undue certainty or place undue reliance on forward-looking statements and information. Genco does not assume any obligation to update forward-looking information if situations, results, management opinions or beliefs should change.

1.4        Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars (CAD) unless otherwise indicated. Genco’s accounts are maintained in Canadian dollars. All references to “US Dollars” or “USD” pertain to United States of America dollars. All references to “Pesos” pertain to Mexican Pesos.

The following table sets forth the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon exchange rate reported by the Bank of Canada for conversion of CAD to USD (rounded upwards):

CAD into USD	2008	2007	2006
Closing	$0.82	$1.01	$0.86
Average	$0.94	$0.93	$0.88
High	$1.03	$1.09	$0.91
Low	$0.77	$0.84	$0.85

Genco Resources Ltd

1.5        Metric Conversions

The table below, which illustrates factors for the conversion of metric measurements into imperial equivalents, is provided for reference use only:

Metric Measurements	Imperial Equivalents
To Convert From	To	Multiply By
Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 lbs)	1.120
Grams/tonne	Ounces (troy/tonne)	0.032
Grams/tonne	Ounces (troy/ton)	0.029
Grams	Troy Ounces	0.032

1.6        Classification of Mineral Reserves and Resources

For the purpose of this AIF, the definitions of ‘proven and probable mineral reserves’ and ‘measured, indicated and inferred resources’ are those used by the Canadian Provincial Securities Regulatory Authorities. Where applicable, terms with a technical meaning conform to, and were calculated in accordance with, the “Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves – Definitions and Guidelines”.

All Reserve and Resource estimates in this AIF are disclosed in accordance with National Instrument 43-101 (“NI 43-101”) Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (CSA).

1.7        Cautionary Note to U.S. Investors (Measured, Indicated and Inferred Resources)

In this AIF, the terms “measured” and “indicated resources” are used. Genco advises U.S. Investors that while such terms are permitted and recognized under Canadian Securities Regulations, the U.S. Securities and Exchange Commission do not recognize them. U.S. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted to proven or probable resources.

This AIF also uses the term “inferred resources”. Genco advises U.S. Investors that while such term is permitted and recognized under Canadian Securities Regulations, the U.S. Securities and Exchange Commission do not recognize it. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian Securities Regulations, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Genco Resources Ltd

ITEM 2:        CORPORATE STRUCTURE

2.1        Name, Address and Incorporation

The Company’s principal business office is located at:

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: (604) 682-2205
Fax: (604) 682-2235

The Company was incorporated under the laws of the Province of British Columbia, Canada on February 29, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980; to Globe Resources Inc. on March 9, 1990; and to Genco Resources Ltd. on March 30, 1998.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario.

The Company’s Common Shares were traded on the TSX Venture Exchange from February 29, 1980 to January 20, 2008 under the symbol TSX-V: GGC and began trading on the Toronto Stock Exchange on January 21, 2008 under the symbol TSX: GGC.

2.2        Subsidiaries

Unless otherwise stated, any reference to Genco includes the Company and its subsidiaries. The diagram below sets forth Genco’s inter-corporate relationships with its active subsidiaries, including the jurisdiction of incorporation and the Company’s respective percentage of ownership, as of March 31, 2009:

* One of the 57,815,471 outstanding shares of La Guitarra Compania Minera, S.A. de C.V. is held for the benefit of Genco by Wayne Moorhouse, CFO and Corporate Secretary of the Company.

** One of the 50,000 outstanding shares of Servicios para la Industria Minera, S.A. de C.V. is held for the benefit of Genco by Wayne Moorhouse, CFO and Corporate Secretary of the Company.

Genco Resources Ltd

ITEM 3:        GENERAL DEVELOPMENT OF THE BUSINESS

3.1        Three Year History

General Overview

Genco is engaged in silver and gold mining, and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns additional exploration projects in Canada, Mexico and the United States.

Effective August 1, 2003, Genco acquired all of the issued and outstanding shares of La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”) for USD $5 million, with consideration being a combination of the issuance of shares and debt. Under the purchase agreement, and as part of the consideration, the Company issued 1,380,315 Common Shares valued at $1.02 per share to the vendor to satisfy USD $1 million of the purchase price. The Company agreed to pay the balance of USD $4 million by payments of USD $500,000, payable in cash or shares at Genco’s option, on each of the 1st through 8th anniversaries of the closing date. To date, Genco has issued 1,263,208 Common Shares and paid USD $1.5 million to satisfy the first five instalment payments.

At the time of purchase, La Guitarra had concessions covering 7,256 hectares of which 1,121 hectares were leased and 6,135 hectares were owned. Since the acquisition, La Guitarra has acquired additional concessions and as of the date of this AIF, the Company controls 39,714 hectares consisting of 767 hectares of leased and 38,947 hectares of owned concessions representing essentially all of the Temascaltepec Mining District. Current La Guitarra assets include a 320 tonne per day flotation mill, mining equipment, mineral concessions and leases, the operating La Guitarra Mine and the adjacent operating San Rafael Mine.

In the past three years, Genco has focused on increasing reserves and resources, and expanding infrastructure at La Guitarra with a goal of significantly increased production in future years. Since 2006, over 85,000 metres of diamond drilling has been completed. In 2007, encouraged by the success of initial exploration work, Genco commissioned Kappes, Cassiday and Associates to prepare a Feasibility Study to assess the economics of expanding production.

Genco feels that continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources, and the discovery of new areas of mineralization. The Company is confident the planned expansion at La Guitarra Mine is the first step in unlocking the Temascaltepec District’s potential.

Detailed Overview

2006 Developments

  January 24, 2006: Genco announced plans to proceed with development in the Nazareno area of the Temascaltepec District, which is located approximately 3.5 km NW of the existing La Guitarra Mill and 2 km NW of the nearest previous workings. Initial plans for development at Nazareno included an approximately 300 metre development drift and two 100 metre cross cuts to allow for underground exploration and diamond drilling of the four known vein sets in the Nazareno vein swarm.

  June 23, 2006: Genco announced it had initiated a diamond drill program on the Santa Ana Vein in the Mina de Agua area, located approximately 5 km SW of La Guitarra.

Genco Resources Ltd

  August 3, 2006: Genco announced the commencement of a large scale exploration program in the Temascaltepec Mining District. The first phase of the program included over 50,000 metres of diamond drilling from surface, sampling and trenching. Initial targets were chosen based on potential for significant discovery, accessibility and proximity to the existing mill and infrastructure.

  September 14, 2006: Genco reported initial results of drilling on the Santa Ana Vein, and gave an update on plans to drill Creston, a surface bulk-tonnage target above existing La Guitarra workings.

  October 27, 2006: Genco released an Audit of Reserves and Resources for La Guitarra Mine and Temascaltepec District as of July 31, 2006.

  December 11, 2006: Genco provided an update on its exploration program in the District – significant mineralization was encountered at the Creston bulk tonnage target, and a small scale test mining program had been initiated. Drilling in the San Rafael underground mine extended the known extent of mineralization down dip by an additional 250 metres and expanded the size of the mineralized zone. Drilling on the Santa Ana Vein intersected ore grade mineralization over a block measuring 250 metres by 100 metres, which remained open along strike and down dip. Additional work at Mina de Agua identified stock-work style mineralization and a potential bulk-tonnage target. In addition to the exploration program, bottle roll and column testing was initiated on composite ore samples.

2007 Developments

  May 16, 2007: Genco released an Audit of Reserves and Resources for La Guitarra Mine and Temascaltepec District as of December 31, 2006.

  May 30, 2007: During the first four months of 2007, Genco reported that it had (in conjunction with a surface stabilization program) test mined an estimated 16,000 tonnes of surface material from the Creston area. The purpose of the test mining was: 1) to determine the recoverability of metal from oxide ores found in the Creston area using the existing La Guitarra Mill; 2) to evaluate the consistency of mineralization across the test area; and 3) provide sample material for further lab work to determine optimal treatment methods and recoveries. Initial recoveries for material from the Creston area using the existing Mill resulted in recoveries in the low 70% range for silver and low 60% range for gold. Adjustments made to the re-agent mix and other areas of the recovery process resulted in recoveries of over 80% for both silver and gold by the end of the test.

  June 12, 2007: Genco released an update on the ongoing drill program with specific drill results for the La Guitarra – San Rafael target reported.

  July 16, 2007: Genco announced that it had raised gross proceeds of $25 million through the sale of 6,666,666 Units at a price of $3.75 per unit. Each unit consisted of one common share and one-half common share purchase warrant, with each whole warrant exercisable to purchase a further share for $5.25 for a period of two years.

  July 18, 2007: Genco announced that it had commissioned a Feasibility Study for the construction of a heap leach, and if applicable, construction of a new conventional processing plant with a combined capacity totalling up to 5,000 tonnes per day. Any processing expansion would be designed to process ore from the bulk tonnage Creston deposit, and existing and/or future underground operations. Kappes, Cassiday & Associates was named as the lead engineering firm for the Feasibility Study.

Genco Resources Ltd

  August 20, 2007: Genco provided an update on work on the Santa Ana Vein at Mina de Agua. Additional diamond drilling expanded the known mineralized zone down dip a minimum of 200 metres and the confirmed strike length by an additional 1,000 metres with drilling to date confined to the identified oxidized zone. Approximately 400 metres of ramp and sills had been completed in Santa Ana access ramp.

  September 6, 2007: Genco announced receipt of title from the Mexican Secretaria de Economia for four additional mining concessions in the Temascaltepec Mining District covering 32,457 hectares. These additional concessions brought the Company’s holdings in the District to 39,714 hectares. In addition, Genco announced it had completed its initial 50,000 metre drill program & initiated an additional 50,000 metre program within the District.

2008 Developments

  February 4, 2008: Genco announced it had entered into an agreement to purchase from Industrias Peñoles, S.A.B. de C.V. mining concessions covering approximately 354 hectares located in the Temascaltepec District and an associated sliding scale net smelter returns royalty. These mining concessions were previously leased from Peñoles. The total consideration paid for the concessions and royalty was USD $1 million in cash and 134,648 Genco Common Shares.

  February 7, 2008: Genco announced it had purchased surface rights in the Temascaltepec District covering 420 hectares of the Nazareno and Coloso areas. The surface rights include the NW portion of the outcropping Creston bulk tonnage target. The surface rights were purchased from the community of Godinez for MX $9,951,194 pesos plus legal costs.

  March 12, 2008: Genco announced an update on drilling of the Creston target.

  March 14, 2008: Genco reported that it had acquired approximately 64.7% of the outstanding common shares of Chief Consolidated Mining Company (“Chief”) for a purchase price of approximately USD $4.9 million. Concurrent with Chief purchase transaction, Genco entered into an agreement to sell its stake in Chief to Andover Ventures Inc. (“Andover”). This transaction is described in more detail in section 3.2 Significant Acquisitions.

  March 25, 2008: Genco announced additional drill results from ongoing exploration work at the San Rafael underground mine.

  March 26, 2008: Genco reported initial results from reconnaissance drilling on the Socorro Vein, the Jessica Vein and at Real de Arriba. As part of Genco’s long-term plan to systematically explore identified drill targets within the Temascaltepec District, Genco had deployed drills to new targets outside of the Santa Ana Vein, Creston target and La Guitarra-San Rafael areas. The Socorro Vein system is located near San Simon de Guerrero in the eastern portion of the District, the Jessica Vein system is located in the Coloso area of the District, and the Real de Arriba area is located in the southern portion of the District and is the location of the Las Animas Vein system. Initial drilling on the Socorro and Jessica Vein systems returned economic drill intercepts over economic mining widths. The initial drilling at Real de Arriba intersected low grade mineralization in multiple structures as all holes failed to penetrate the Las Animas Vein system due to deviation of the core hole.

  June 17, 2008: Genco released an Audit of Reserves and Resources for La Guitarra Mine and Temascaltepec District as of December 31, 2007.

Genco Resources Ltd

  July 7, 2008: Genco announced that a 3rd shift had been added at La Guitarra Mill -- mining and milling at La Guitarra had increased to over 300 tonnes per day. The 3rd shift was added to process development ore resulting from accelerated mine development.

  September 29, 2008: Genco announced that its independent mining consultant Kappes, Cassiday and Associates was nearing completion of the Feasibility Study.

  October 28, 2008: Genco reported that production at La Guitarra had been temporarily suspended due to a walkout by employees of its mining contractor, SIMSA.

  December 10, 2008: Genco announced that it would delay completion of the Feasibility Study for production expansion at La Guitarra Mine due to uncertainty regarding capital and operating costs brought on by volatility in construction, energy and commodity prices in recent months. During Q3 2008, the price of energy, many capital items and operating consumables fell significantly. Genco planned to complete the Feasibility Study once it was confident that material and operating costs could accurately be estimated.

Post 2008 Developments

  February 4, 2009: Genco announced that it had retained Salman Partners Inc. as financial advisor to assist the Company in considering potential opportunities in the areas of divestitures, acquisitions and mergers.

3.2        Significant Acquisitions

During its last financial year, Genco has not completed any acquisitions for which it was required to file a Business Acquisition Report. It did however, make the following material investment:

Acquisition of Controlling Interest in Chief Consolidated Mining Company

On March 13, 2008, the Company made an investment in Chief Consolidated Mining Company (“Chief”). Chief owns the past producing Burgin and Trixie mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District located in Utah, United States of America. Genco acquired 13,034,679 Common Shares and 6,477,241 convertible Commons Shares representing approximately 64.7% of the outstanding shares of Chief for $4,800,930 (USD $4,878,002).

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. Due to a shareholders’ deficit in Chief, the Company does not reflect a non-controlling interest in its records. Accordingly, the Company has reflected the fair value of Chief’s assets and liabilities in its records as if it were a wholly owned subsidiary.

Genco Resources Ltd

The following sets forth the preliminary purchase price allocation to the assets acquired and liabilities assumed:

Purchase Price
Cash	$4,800,930

Net Assets Acquired
Cash	13,351
Mineral interests	5,886,995
Other assets	404,298
Current liabilities	(486,848)
Reclamation obligation	(332,342)
EPA settlement obligation (Note 19a)	(684,524)
$4,800,930

The opportunity to purchase the Chief shares came to Genco via common directors with Andover. Accordingly, a majority of Directors of Genco (independent of Andover) voted to enter into an agreement to purchase the shares and re-sell them to Andover.

On May 26, 2008, the independent Directors of Genco’s and Andover’s boards negotiated a final agreement under which Genco would transfer the Chief shares to Andover for the following consideration:

  Andover would pay Genco USD $2.5 million by July 31, 2008, which was non-refundable. A USD $1 million advance against this payment was made pending Andover’s receipt of approval of the TSX Venture Exchange to the acquisition.
  Andover would pay a further USD $2,378,002 on September 15, 2008 together with associated legal, accounting and other costs incurred by Genco related to the purchase of the Chief interest. An interest cost of 8% per annum from the date of the formal signing of the Purchase Agreement would be paid by Andover to Genco on any outstanding balance.
  Andover would issue 1.5 Million Common Shares to Genco on or before September 15, 2008.
  Andover would pay a 6% Net Profit Interest on its pro rata share (based on its % shareholding of Chief) of all metals produced by Chief from the Trixie and the Burgin Extension deposits.
  Genco could, at its sole discretion, exchange the Net Profit Interest for a further 1.5 Million Common Shares of Andover at any time up until one year following the initiation of sustained production from either of the Trixie or Burgin Mine.
  Genco would have the right to share in Andover’s profits from short term sales in whole or in part of the Chief common stock, convertible common stock, or the assets of Chief for a period of two years from the signing date of the Purchase Agreement.

On September 23, 2008, Genco granted Andover an extension on the payment of the outstanding amount (only USD $1 million having been paid) owed. Under the terms of the extension, Andover paid CAD $1 million against the balance owing and agreed to pay the remaining outstanding balance on or before October 31, 2008. In consideration thereof, Andover issued an additional 500,000 Common Shares to Genco. Andover had the right to elect to make a payment of USD $1 million and extend the payment of the remaining balance until January 31, 2009 by issuing a further 250,000 Common Shares to Genco.

Genco Resources Ltd

As of December 31, 2008, the Company had received CAD $2 million and 2,000,000 Common Shares from Andover. The balance remaining to complete the transaction was approximately USD $3.3 million.

Genco understands that: on November 28, 2008, Chief issued 18,340,945 Common Shares as part of a private placement to Andover and related parties; and on December 3, 2009, a further 1,660,500 Chief Common Shares were issued with 1,200,000 or more being believed to have been issued to Andover-related parties. The effect of this share issuance was the dilution of Genco’s share holdings and a loss of controlling interest in Chief.

On March 24, 2009, Genco and Andover amended the terms on which Andover would purchase the Common Shares of Chief. Under the amended agreement, Andover agreed to pay Genco a further CAD $5 million within 18 months, with interest payable quarterly at the greater of 4% per year or US prime plus 2% per year.

ITEM 4:        DESCRIPTION OF THE BUSINESS

4.1        General Description

Genco Resources Ltd. is a publicly-traded mining company based in Vancouver, British Columbia, Canada that is focused on developing its core asset, the producing La Guitarra silver-gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres---La Guitarra and San Rafael---and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production in the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

The Company directly owns Crown-granted mineral claims located in the Highland Valley of British Columbia, known as the Transvaal Property, and through a wholly-owned subsidiary, Rule Nevada Inc., unpatented and patented claims in the Devils Gate-Chinatown Mining District of Nevada, known as the Oest Claims. In addition to mineral concessions in the Temascaltepec Mining District, La Guitarra Compañia Minera S.A de C.V. owns mineral concessions in the Durango State, Mexico, known as the Guadalupe Concessions. At this time, the Company does not have any current plans to develop the Transvaal Property, Oest Claims or Guadalupe Concessions, and is maintaining the claims in good standing for future exploration or disposition.

Genco, through its wholly-owned subsidiary La Guitarra Compañia Minera S.A. de C.V., operates La Guitarra Mine.

Annual metal production rates from La Guitarra are detailed in the following chart:

Year Ended	Silver Ounces	Gold Ounces
December 31, 2006	532,506	4,705
December 31, 2007	304,368	5,177
December 31, 2008	366,200	2,972

[Note: When compared to 2006, production during 2007 was lower as a result of mining lower grade surface ores during the first half of the year and the economic mining of lower grade ores made possible by higher metal prices. 2008 production remained below 2006 levels as a result of the processing of large quantities of lower grade development ore during the year and the mine being shut down for the later part of the year due to a labour dispute.]

Genco Resources Ltd

The Company has entered into agreements with surface rights holders covering the areas of current operations, but will need to secure additional surface rights either through Temporary Occupation Agreements (“TOA”) or purchases if it goes ahead with the mine expansion envisioned in the Feasibility Study. The Company has acquired surface rights over part of the current concession area, but the majority of mining operations are currently located on the 65 hectares leased under a TOA from the community of La Albarrada. The La Guitarra Mill and Mine are fully permitted for their current levels of operations and the Company currently complies with all relevant environmental laws.

The economics of the development of a mine and the subsequent mining and production of metals is affected by many factors including, but not limited to, the costs of mining and processing ore, variations in grade and metal recovery rates, fluctuations in metal prices and foreign exchange rates, and costs of replacement. Additionally changes in government policies and regulations can significantly mining economics. Depending on the price of minerals, Genco may determine that future production, mine expansion or acquisitions are not economic.

Uses of Silver

Silver has long been recognized for its scarcity, and was used traditionally as a medium of exchange and a measurement of wealth. Silver possesses the highest electrical and thermal conductivity and has the highest reflectivity of all metals. Additionally, silver has a unique range of chemical and antibacterial properties, which are leading to new applications in medicine, science and manufacturing. The most common uses of silver are in photography, jewellery, silverware, coinage, electronics, metallurgy, brazing and soldering, catalysts, mirrors and coatings and water purification.

Sales and Refining

Mineral concentrate containing both silver and gold is produced on site. This mineral concentrate is shipped off site for further processing first to produce doré, which is then sent for refining. All costs for offsite smelting and refining are borne by La Guitarra, which receives payment for the refined silver and gold sold subject to certain negotiated terms.

Currently, Genco’s metal production from the concentrate stage is managed and commercialized by Compañia Minera Pena de Bernal S.A. de C.V. (“Pena de Bernal”). The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Pena de Bernal.

Employees

As of December 31, 2008, the Company had seven full-time employees based in Vancouver, and four full-time employees based in Mexico. In addition, the Company’s Mexican subsidiary, Servicios para la Industria Minera, S.A. de C.V. (“SIMSA”) provides labour services to La Guitarra. As of December 31, 2008, SIMSA had 69 full-time employees. Most staff in Mexico is hired locally, and there are several communities in the area of the mine to draw from. Technical and professional staff for La Guitarra generally comes from outside of Mexico State. Historically, the hiring and retention of experienced professional and technical staff has not been problematic, but there are no assurances the Company will be able to hire and retain professional staff in the future.

Principal Markets

Since acquiring La Guitarra, Genco has received its revenue from, and it anticipates its markets will continue to be, the North American bullion markets.

Genco Resources Ltd

Purchasers

The Company’s sales are to arm’s length parties.

During the last two completed financial years, Genco has not sold any doré or bullion to joint ventures in which it is a participant (it is not a participant in any joint ventures) or to entities in which it has an investment accounted for by the equity method (there are none), nor has it sold or transferred any doré or bullion to controlling shareholders.

Production and Services

The principal mining method used by the Company is conventional cut-and-fill mining. The Company is in the process of introducing long-hole and other mining methods on a limited basis.

Specialized Skill and Knowledge

All aspects of Genco’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, silver mining, milling and production, accounting and mechanical, electrical and pipefitting installation and repair. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees in such fields, Genco has found that it can locate and retain such employees.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities, for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical power – both of which are readily available, and of which only electrical power experiences any material price volatility – Genco does not require any raw materials with which to carry out its business.

Intangible Property

Genco does not have any need for nor, does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

Genco’s business is not cyclical or seasonal.

Economic Dependence

Genco is not substantially dependent on any contract such as a contract to sell the major part of its products or services, or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Genco Resources Ltd

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Genco’s operations are subject to environmental regulation in the various jurisdictions in which it will operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their Officers, Directors and employees. While manageable, Genco expects this evolution (which affects most North American mining companies) might result in increased capital costs and decreased production and revenue to the Company in the future, which could adversely affect Genco’s earnings and competitive position.

4.2        Risk Factors

Success in the exploration, development and mining of the Company’s properties is subject to a variety of factors including metal prices, input prices, exchange rates, laws and regulations, the availability of human resources, access to capital and local conditions. The following is a brief discussion of factors which may have a material impact on, or present a risk to the Company’s future financial performance.

Ability to Access Capital

Genco has limited financial resources, and will require additional funding in order to fully explore and develop its mineral properties. Genco believes its mineral properties have significant merit in order to implement long-term plans for the Temascaltepec District, and take advantage of other business opportunities; however, the Company will need to raise additional funds. As in many resource companies, cash flows are directly affected by the success and failure of exploration and/or development work. Until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work, Genco may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Commodity Prices

The profitability of Genco’s operations will be dependent upon the market price of mineral commodities. Mineral prices have fluctuated widely in recent years, and may be affected by numerous factors beyond Genco’s control. Significant fluctuations in commodity prices may be affected by factors such as: the level of interest rates; rate of inflation; world supply of mineral commodities; consumption patterns, sales of gold and silver; forward sales by producers; production; industrial and consumer demand; speculative activities and stability of exchange rates. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. Current and future price declines could cause commercial production to be impractical.

Genco Resources Ltd

Estimates of Reserves & Resources and Metal Recovery

The mineral reserve and resource estimates reported, contained or referenced in this AIF are estimates --there is uncertainty to the actual volume and grades until the reserves are actually mined and processed.

While Genco has had an independent geological consultant conduct a review of the estimates of mineral reserves and resources, this should not be construed as a guarantee that such estimates are accurate. Furthermore, historical silver and gold production from the Company’s mining properties is no assurance they will contain deposits of silver and gold greater than those currently estimated to exist. If such estimates prove to be materially overstated, that would have a material and adverse effect on Genco’s business and results of operations, as the Company would be unable to maintain its mining operations for the length of time or on a scale currently contemplated. There are no assurances that current estimated reserves and resources will be commercially mined in the future.

Historical metal recoveries and laboratory test work give insight into future recoveries, but there is no certainty as to the level of metal recovery until the ore is mined and processed. There can be significant variation in recoveries between ores from different areas of the mine or between surface and underground ores. Recovery estimates based on small scale laboratory work may not accurately reflect real ore recoveries in large scale processing.

Genco has engaged independent technical consultants to assist in preparing mineral reserves and resources and project engineering. The Company believes these consultants are competent and have carried out their work in a professional manner in accordance with recognized industry standards. There is no guarantee the work performed by Genco, or the consultants will prove correct and free of defects.

Foreign Political Risk

Genco’s La Guitarra property is located in Mexico. As such, a substantial portion of Genco’s business is exposed to various degrees of political, economic and other risks and uncertainties.

Genco’s operations and investments may be affected by local political and economic developments including: expropriation; nationalization; invalidation of governmental orders; permits or agreements pertaining to property rights; political unrest; labour disputes; limitations on repatriation of earnings; limitations on foreign ownership; inability to obtain or delays in obtaining necessary mining permits; opposition to mining from local, environmental or other non-governmental organizations; government participation; royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations; taxation and changes in laws, regulations or policies; as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Operations Risk

Genco’s operations involve a high degree of risk. The Company is engaged in exploration activities which are subject to the risk that little or no mineralization is encountered, and any deposits discovered may not be economic. If this occurs, the Company’s existing reserves and resources may not be sufficient to sustain operations for the long term.

The business of developing and operating an underground mine and mill is subject to several risk factors which include, but are not limited to the following: unusual or unexpected structures and rock formations; formation pressures; fires; power outages; labour disruptions; floods; cave-ins; landslides; earthquakes; acts of God; war; revolution; delays or inability to obtain needed equipment; access to property; inability to obtain suitable labour; restrictions in courts; and the inability to obtain or delays in permitting.

Genco Resources Ltd

Dependency on Key Personnel

Genco’s success is dependent upon the performance of key personnel working full-time in Management, Supervisory and Administrative capacities, or as consultants. The loss of the services of Senior Management or other key personnel could have a material and adverse effect on the Company, its business and results of operations.

Competition

Genco competes with many companies who possess greater financial resources and advanced technical facilities, which may provide their peers with better access to discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out mineral exploration, development and production activities.

Foreign Currency Risk

A substantial portion of Genco’s expenses are now, and are expected to continue to be, incurred in both United States Dollars and Mexican Pesos. Genco’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility.

Genco’s financial results are reported in Canadian dollars.

Fluctuations in the exchange rate between the United States Dollar, Mexican Peso and the Canadian dollar may have a material adverse effect on Genco’s business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. Genco does not actively hedge against foreign currency fluctuations.

Insurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and Genco may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Genco has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. Genco maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Environmental Factors

All phases of Genco’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

Genco Resources Ltd

Title to Assets

The Company has carried out reviews of title to its mineral concessions, but this does not constitute a guarantee that title to such concessions will not be challenged or impugned. The concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The existence thereof would have a material and adverse effect on the Applicant, it business and results of operations.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Genco may become subject could have a material effect on the Company’s financial position, results of operations and/or the Company’s mining operations and project development plans.

Labour Uncertainty and Civil Disobedience

Operations at Genco’s La Guitarra Mine are currently suspended as a result of an illegal union lead walkout and subsequent blockade of mine access by some employees of the Company’s non-union contractor, SIMSA. While Genco remains confident that the current situation will be resolved on terms acceptable to the Company, there are no guarantees the current situation will be resolved and once resolved, that there will be no further labour actions or restrictions on access to La Guitarra Mine.

Infrastructure

Development, exploration and mining activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. Genco’s inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect Genco’s operations and financial condition.

4.3        Mineral Projects

La Guitarra – Project Summary

Ownership

La Guitarra Mine holds 43 exploitation concessions totaling 39,714 hectares, which are mostly in the Municipality of Temascaltepec, in Mexico State. However, some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra holds title to 38 of the mineral concessions and 5 concessions are leased from a third party, Mario Hector Gottfried Joy. All concessions have an annual minimum investment to complete and an annual mining tax to be paid to keep the concessions in good standing -- all are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Genco Resources Ltd

Surface Rights

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands or ejido lands. La Guitarra currently leases surface rights covering 65 hectares from the community of La Albarrada under a Temporary Occupation Agreement. The current areas of operations, and the existing mill and the majority of the existing infrastructure are located within these 65 hectares. La Guitarra owns 420 hectares of surface rights covering the NW portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein.

Royalties

There are currently three royalties in effect over the concessions at La Guitarra:

1)

Luismin: The Luismin agreement calls for La Guitarra to pay an NSR Royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by Genco from Luismin. If the price of gold is at least $400, but less than $450, per ounce the royalty is 1%. If the price of gold is $450, but less than $500, the royalty is 2%. If the price of gold is $500 or higher, the royalty is 3%. This royalty is only payable after the production from these properties has an aggregate total of 175,000 equivalent ounces of gold, with the commencement date being August 1, 2004. All of the production will be converted to equivalent ounces of gold. The amount of any third party royalty payable on minerals mined, produced or otherwise recovered from the Properties are to be deducted from the Royalty payable by Genco to Luismin.

2)

Las Torres: The agreement with Minera Las Torres S.A. de CV covers 23 concessions totalling 354.1 hectares. These concessions cover the current areas of production at La Guitarra and are the only production royalty currently payable. This NSR royalty is based on the price of gold. If gold is $300 or less, then the royalty is 2%. If the price of gold is between $300 and $350 the royalty is 3%, and if the price of gold is $350 or more, the royalty is 3.5%. The current NSR royalty rate is 3.5% of the La Guitarra production. This royalty was purchased by Genco in February of 2008 and all amounts payable by La Guitarra under this royalty are payable to Genco.

3)

Mario Héctor Gottfried Joy: The agreement with Mr. Joy covers 5 concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to a CPI adjustment after September 2003. The monthly payment is considered as an advance on the royalties. To date over USD $120,000 has been advanced to Mr. Gottfried Joy. The advanced royalties will be repaid in the following method once the property is in production. The monthly royalty payment will be reduced by $500 if the royalty is $3500 or less and by $1000 if the royalty is $3501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. In the event that the value of silver is more than $15/ounce, the royalty increases to 2%. An additional payment to Mr. Gottfried Joy of $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

No royalties are payable on production from concessions outside the 7,257 hectare block Genco purchased from Luismin as part of the La Guitarra purchase.

Genco Resources Ltd

Permits

The Company has all necessary permits in place for current mining operations. Current permits include, but are not limited to change of soils, water discharge, water use, explosives use and an environmental impact study. To expand operations at La Guitarra, initiate surface mining on the Creston, initiate mining at Mina de Agua, Nazareno, Coloso or other areas and construct a new mill and tailings facilities, Genco will be required to expand existing permits or obtain additional permits.

In order to expand operations, Genco may also need to purchase additional surface rights or negotiate additional temporary occupation agreements.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Location

The Temascaltepec Mining District and La Guitarra Mine are located approximately 150 km SW of Mexico City, in Mexico State, and approximately 65 km from Toluca. La Guitarra Mine is at an elevation of approximately 2100 metres. The nearest local town is Temascaltepec, which is approximately 6 km from La Guitarra Mine.

Accessibility

International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District -- current areas of operations are situated less than 2 km from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has such a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

Climate

The climate in the area of is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1200 mm of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

Local Resources & Infrastructure

La Guitarra has good access to local infrastructure and services. Telephone and high speed internet for the mine site are provided by a canopy system linked back to the town of Temascaltepec. The local communities provide a large labour pool to draw from and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and project production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

Genco Resources Ltd

Topography

The mine and the plant facilities at La Guitarra are in rough hilly terrain. The elevation at the plant is approximately 2100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees being less than 260 cm in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

History

Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km SE of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the District has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or ‘bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15/oz for gold and $1/oz for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine, one in 1831 by London mine financiers and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: 1) technology of the period was unable to handle the underground flooding that occurred in several mining shafts as noted above; and 2) beginning in 1810¸ Mexico experienced its War of Independence, which caused political upheaval in the District. Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the SE portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the District was the 3rd largest silver producer in Mexico.

In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on La Guitarra vein with an initial production rate of 30 tonnes per day.

In 1993, Luismin Mining acquired the property and set about consolidating the entire Temascaltepec Mining District. Luismin expanded the reserve base in La Guitarra Mine and increased the milling capacity to 320 tonnes per day.

In August of 2003, Genco Resources purchased La Guitarra Mine from Luismin S.A. de C.V. and gained control over the entire Temascaltepec Mining District.

Geological Setting

La Guitarra Mine is in the SE end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Genco Resources Ltd

Structural Geology

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and the out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced NW trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Aqua region and further east also have indications of a left lateral movement.

The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This NW dipping normal fault has down-dropped La Guitarra mine area relative to the area to the SE part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the SE. The fault strikes NE and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

Mineralized Veins

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of > 15 km and a width of > 4 km.

The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 metre to 50 metres from the veins.

The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The NW and W-NW vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 metres to 250 metres apart.

Genco Resources Ltd

La Guitarra Veins

La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra, the 1 metre - 4 metre wide mineralized zones are within a large quartz vein that is up to 20 metres wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

The mineralization appears to have occurred over 3 stages:

1)	The 1st stage contains most of the base metal mineralization;
2)	The 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and
3)	The 3rd stage has the highest silver-gold grades, but does not have significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

Exploration & Drilling

Between July 2006 and August 2008, Genco conducted a large scale exploration program at La Guitarra. Initial surface mapping and sampling was followed by over 86,000 metres of diamond drilling from surface using both core and reverse circulation (“RC”) drilling. There were over 21,990 metres of RC drilling in 163 holes and over 64,340 metres of core drilling in 306 holes. The RC drilling was focused, but not limited to testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target -- Results from this drill program will be used in Genco’s ongoing Feasibility Study. Drilling was conducted by BDW Drilling and Genco’s own personnel.

Sampling and Analysis

La Guitarra Mine has a laboratory associated with the milling complex, which assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are now being sent to ALS Chemex in Vancouver, BC for analysis. In addition, the SGS laboratory in Durango, Mexico is now receiving part of the assay load. The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices.

[Note: The La Guitarra laboratory is not certified. The ALS Chemex Laboratory and the SGS Laboratory are both certified.]

Sampling

Diamond drill core samples, chip samples and muck samples are all used at La Guitarra for mining control as well as for reserve and resource determination.

Diamond drill holes are used to locate the extensions of the veins or to find new veins. Drill holes are also used to provide sample data between the mine levels for resource and reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site. The core is oriented and marked for sampling by the geologist. For all drill cores, the intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and the holes are surveyed down the hole.

Genco Resources Ltd

The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. Samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

Genco has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of assay samples the laboratory was handling. The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

Assaying

La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been practiced. When this procedure of a silver addition is used, the analysis of low grade samples is easier. In 2006, Genco introduced quality control and assurance programs and has a program set up to confirm the assay labs results.

At the La Guitarra Laboratory the samples are:

1)	Crushed to 1/8 inch with a jaw and cone crusher;
2)	Riffle split to approximately a 200 gm sample;
3)	Dried;
4)	Pulverized in a disk pulveriser with 90-95% passing thru 200 mesh screens; and
5)	The pulveriser and crusher are cleaned by compressed air after each sample.

Normal fire assay procedures are employed using a 20 g sample regardless of the source of the sample. La Guitarra previously used 10 g assay samples, but this was increased in late 2006 as the 10 g was a very small sample for rock analysis.

For the assay process the doré bead is weighed on a micro balance, the silver is removed from the doré bead with nitric acid and finally the gold prill, remaining after the silver is removed, is weighed using a micro balance.

Sample Handling

Recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying is conducted in accordance with the best possible practices.

Initially for the check analysis, the drill core was handled as mentioned above with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for ALS Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. Both of these methods have been employed in the past. The sample was sent to Hermosillo, where it was pulverized in the ALS Chemex lab and then the prepared pulps were sent on to Vancouver for fire assay.

Genco Resources Ltd

The current practice is to send one half of the sawn drill core directly to the ALS Chemex facility in Hermosillo, and the prepared pulps are sent to Vancouver for analysis. When requested, duplicate samples will be prepared for La Guitarra lab. Occasionally a 1/4 split of the core is sent to La Guitarra lab.

All sample rejects and pulps are returned to the mine for storage.

Check Assaying

In 2007, there were 867 check analyses of the samples from the recent drilling, which were analyzed by ALS Chemex and by La Guitarra Mine laboratory. In the 2006, there were 1653 samples that were assayed by both of these laboratories. The mine lab analyzed the samples as described above. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g Au/t or more than 100 g Ag/t are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

[Note: the 2006 sampling is available in the GRCA reports dated May 15, 2007 and September 22, 2006.]

Resources and Reserves

The following reserves and resources are reported in accordance with NI 43-101. The Qualified Person for this reserve and resource estimate is Glenn R. Clark, P.Eng. He is arm’s length to Genco and has prepared or supervised the preparation of the information that forms the basis for this AIF and has verified the data disclosed.

Below is the reserve and resources by area and category as of March 2008:

La Guitarra and Temascaltepec Silver Gold Mining District Reserves and Resources
Category	Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	Oz Au	Oz eAg
Proven Reserves	Guitarra	226,000	209	1.89	304	1,519,000	13,700	2,204,000
	Santa Ana	90,000	210	0.27	224	608,000	800	648,000
	Nazareno	47,000	198	0.98	247	299,000	1,500	374,000
	Coloso	16,000	257	1.51	333	132,000	800	172,000
Total Proven		379,000	210	1.38	279	2,558,000	16,800	3,398,000
Probable Reserves	Guitarra	445,000	187	1.69	272	2,676,000	24,100	3,881,000
	Santa Ana	430,000	190	0.21	201	2,627,000	2,900	2,772,000
	Nazareno	90,000	178	0.55	206	515,000	1,600	595,000
	Coloso	82,000	258	1.49	333	680,000	3,900	875,000
Total Probable		1,047,000	193	0.97	241	6,498,000	32,500	8,123,000
Total P + P		1,426,000	198	1.08	251	9,056,000	49,200	11,516,000
Creston Open Cut Resources - 20 g/t eAg Cut-off
Measured		4,227,000	63	0.66	96	8,563,000	89,400	13,033,000
Indicated		8,824,000	52	0.57	81	14,754,000	161,200	22,814,000
Total M + I		13,051,000	56	0.60	86	23,317,000	250,600	35,847,000
Inferred		3,469,000	48	0.71	84	5,350,000	79,000	9,300,000

Genco Resources Ltd

Underground Inferred Resources
Area	tonnes	Ag g/t	Au g/t	eAg g/t	oz Ag	Oz Au	Oz eAg
La Guitarra Down Dip	1,680,000	284	3.77	473	15,340,000	203,000	25,490,000
La Guitarra SE	1,170,000	260	2.10	365	9,780,000	79,000	13,730,000
La Guitarra NW Extension	1,100,000	284	3.77	473	10,050,000	133,000	16,700,000
Santa Ana	2,070,000	252	0.32	268	16,770,000	21,000	17,820,000
Area	tonnes	Ag g/t	Au g/t	eAg g/t	oz Ag	Oz Au	Oz eAg
El Nuevo Descubrimiento	240,000	606	3.79	796	4,680,000	29,000	6,130,000
Las Animas - Socorro	360,000	551	3.16	709	6,380,000	36,000	8,180,000
Rincon	230,000	611	3.84	803	4,520,000	28,000	5,920,000
Magdalena - Sayas	240,000	455	0.88	499	3,510,000	7,000	3,860,000
Coloso	901,000	309	1.79	399	8,950,000	52,000	11,550,000
Nazareno	1,922,000	267	0.48	291	16,500,000	30,000	18,000,000
Purisima	110,000	551	3.16	709	1,950,000	11,000	2,500,000
Total Underground Inferred	10,023,000	305	1.95	403	98,430,000	629,000	129,880,000

[Note: approximately 200,000 tonnes of the underground reserves are included in the Creston block model resources.]

Underground reserves were calculated using a 135 equivalent silver (“eAg”) grams per tonne (“g/t”) cut off with a 20% dilution factor at zero grade and further reduced by 10% to reflect a mineable recovery estimate. The methodology used for the underground reserves was standard polygonal projections on longitudinal sections. Proven was projected 0-10 metres from data points and Probable were projected 10-25 metres for all areas except Santa Ana. Proven at Santa Ana were projected 0-10 metres and Probable 10–50 metres. Gold assays were cut to 15 g/t, and silver assays to 1,500 g/t.

The following tabulates the parameters used to create the Creston block model grade interpolations:

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	6 to 12 g/t depending on area
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	250 to 625 g/t depending on area
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

Genco Resources Ltd

In the eAg calculation, 50 to 1 silver to gold ratio representing a gold price of US$600/oz gold and a silver price of US$12/oz was used. Silver and gold recoveries are essentially the same: 82%-89% using the existing flotation circuit averages and in test-work using cyanide leaching.

The following table is a further breakdown of measured and indicated resources at 10 g/t eAg intervals as of March 2008:

Creston Resource by Class and Cut-off
Cut-off eAg g/t	Class	tonnes	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
0	Measured	6,145,000	46	0.47	70	9,089,000	93,500	13,764,000
	Indicated	11,435,000	42	0.45	65	15,443,000	165,500	23,718,000
	M + I	17,580,000	43	0.46	66	24,532,000	259,000	37,482,000
	Inferred	4,590,000	38	0.55	66	5,608,000	81,200	9,668,000
10	Measured	5,077,000	54	0.57	83	8,870,000	93,100	13,525,000
	Indicated	10,382,000	46	0.49	71	15,356,000	163,600	23,536,000
	M + I	15,459,000	49	0.52	75	24,226,000	256,700	37,061,000
	Inferred	4,117,000	42	0.61	73	5,560,000	80,800	9,600,000
20	Measured	4,227,000	63	0.66	96	8,563,000	89,700	13,048,000
	Indicated	8,824,000	52	0.57	81	14,754,000	161,700	22,839,000
	M + I	13,051,000	56	0.60	86	23,317,000	251,400	35,887,000
	Inferred	3,469,000	48	0.71	84	5,354,000	79,200	9,314,000
30	Measured	3,508,000	72	0.77	111	8,121,000	86,900	12,466,000
	Indicated	7,396,000	59	0.65	92	14,031,000	154,600	21,761,000
	M + I	10,904,000	63	0.69	98	22,152,000	241,500	34,227,000
	Inferred	2,870,000	54	0.82	95	4,983,000	75,700	8,768,000
40	Measured	3,033,000	80	0.86	123	7,802,000	83,900	11,997,000
	Indicated	6,179,000	66	0.73	103	13,113,000	145,000	20,363,000
	M + I	9,212,000	71	0.77	109	20,915,000	228,900	32,360,000
	Inferred	2,382,000	61	0.93	108	4,672,000	71,200	8,232,000
50	Measured	2,547,000	89	0.97	138	7,289,000	79,400	11,259,000
	Indicated	5,136,000	73	0.82	114	12,056,000	135,400	18,826,000
	M + I	7,683,000	78	0.87	122	19,345,000	214,800	30,085,000
	Inferred	1,993,000	67	1.05	120	4,294,000	67,300	7,659,000
60	Measured	2,162,000	98	1.09	153	6,813,000	75,800	10,603,000
	Indicated	4,226,000	81	0.93	128	11,007,000	126,400	17,327,000
	M + I	6,388,000	87	0.98	136	17,820,000	202,200	27,930,000
	Inferred	1,710,000	72	1.17	130	3,959,000	64,200	7,169,000

Mining & Milling

Mining Method

Mining at La Guitarra is from underground stopes. The main mine access is via 4 metre x 4 metre haulage ramps and related production, and development ramps are driven at +/- 12%. Stope access is via access ramps driven off of ramps and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stoping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

Genco Resources Ltd

Milling

La Guitarra mill is rated at 320 tonnes per day and the throughput has been building to that rate.

In 2006, the mill processed approximately 154 tonnes per day. In 2007, the production was approximately 170 tonnes per day. The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. After the ore is crushed it is treated by conventional means. The crushed ore is ground in the three ball mills that are in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate.

The concentrate is filtered and dried and then trucked to the San Martin refinery. San Martin recovers and refines the silver and gold from the concentrate on a contract basis and La Guitarra is paid for the silver and gold, less the various toll charges that are applicable. La Guitarra does not have to sell its production to San Martin and could, if La Guitarra wished, terminate the commercial contract on 30 days notice. Life of mine average silver recoveries have been 84.49% and life of mine average gold recoveries have been 82.86% at the La Guitarra Mill.

Exploration and Development

Genco incurred significant capital expenditures in fiscal 2007 and 2008 to identify new reserves and resources, upgrade the mining operations and develop new areas for mining. Additional costs were incurred relating to the ongoing Feasibility Study.

Genco plans to complete a Feasibility Study for the expansion of production at La Guitarra during 2009. Following the completion of the Feasibility Study, Genco expects to seek financing for a major mine expansion. In light of the current economic climate and the cost of capital, Genco has developed alternative short-term plans for moving forward in the event financing for mine expansion is not available or not available on terms acceptable to the Company.

Genco has developed a mine plan and operating model for La Guitarra which will allow it to operate profitably with minimal capital investment for the foreseeable future. An alternative plan has been developed which, with a moderate capital investment will allow La Guitarra to develop new high grade areas and potentially generate significant positive cash flow based on current metal prices. Either of these operating plans are viewed as viable alternatives to a major mine expansion at this time if project financing is not available on terms acceptable to the Company.

Genco does not plan any major exploration during 2009 as current identified underground reserves are sufficient to operate the existing mill at capacity for 10 years. When the Company elects to move ahead with mine expansion, it may initiate new exploration programs at La Guitarra and in the District.

Based on surface mapping, reconnaissance work and past drilling, Genco believes there is significant potential to increase both the reserves and resources at La Guitarra.

Technical Reports & Qualified Person

Technical information contained in this AIF has been prepared by or under the supervision of the Company’s independent mining consultant, Glenn Clark, P.Eng. Mr. Clark is a ‘Qualified Person’ for the purpose of NI 43-101. He has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. Certain information in this AIF has been taken from Technical Reports prepared by Genco’s independent mining consultant. [Note: the complete reports have been filed and may be viewed on the SEDAR website: www.sedar.com]

Genco Resources Ltd

The Technical Reports are intended to be read as a whole and sections should not be read or relied upon out of context. The reports contain the expression of the professional opinions of the authors, based upon information available at the time of preparation. Any reliance on the Technical Reports by any third party shall be entirely at their own risk. Genco takes no responsibility and accepts no liability whatsoever for any loss arising from any use of or reliance on the Technical Reports by other parties. The Technical Reports are based, in part, upon information believed to be reliable from data supplied by Genco and other consultants engaged by Genco. Such information has been reviewed, verified (including sampling, analytical and test data) by Genco’s ‘Qualified Person’ or by such independent consultants.

ITEM 5:       DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares during the past three fiscal years covering the period beginning January 1, 2006 and ending December 31, 2008. Genco has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business, including further acquisitions, exploration and development of its mineral properties.

ITEM 6:        DESCRIPTION OF CAPITAL STRUCTURE

6.1        General Description

Genco’s capital structure is comprised of only one class of shares -- an unlimited number of Common Shares without par value.

The Company had 42,347,605 Common Shares Issued and Outstanding as at March 31, 2009.

All Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the Common Shares. The shares presently issued are not subject to any calls or assessments.

6.2        Constraints

The Company, to the best of its knowledge, is not aware of any constraints imposed on the ownership of its securities to ensure that Genco has a required level of Canadian ownership.

6.3        Ratings

The Company, to the best of its knowledge, is not aware of any ratings, including provisional ratings, from rating organizations for Genco’s securities that are outstanding and continue in effect.

Genco Resources Ltd

6.4        Stock Option Plan

TSX requires all Exchange listed companies to adopt Stock Option Plans. The Stock Option Plan is expected to benefit shareholders by enabling Genco to attract and retain high calibre personnel by offering them an opportunity to share in any increase in the value of the Common Shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to Genco’s employees, directors, officers, and consultants responsible for the continued success of the Company.

As of August 1, 2002, Genco adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

ITEM 7:        MARKET FOR SECURITIES

7.1        Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year ended December 31, 2008 and the total volume of shares traded for each month:

Toronto Stock Exchange - GGC
Month - 2008	High	Low	Volume
December	$0.50	$0.23	1,302,900
November	$0.40	$0.19	2,920,800
October	$1.04	$0.30	3,620,800
September	$1.60	$0.77	1,851,500
August	$1.50	$0.94	1,264,300
July	$2.00	$1.36	1,793,600
June	$2.20	$1.46	1,399,700
May	$2.31	$1.72	2,002,100
April	$2.89	$1.71	2,739,700
March	$3.90	$2.40	1,705,900
February	$3.48	$2.52	1,835,800
January	$3.97	$2.70	1,240,700

ITEM 8:        ESCROWED SECURITIES

The following Common Shares are held in escrow:

Beneficial Ownership	Number of Shares	% of Outstanding Shares
John B. Lepinski	2,500	0.006

The release of these shares is subject to regulatory approval. The escrow agent is Computershare Investor Services Inc.

Genco Resources Ltd

ITEM 9:        DIRECTORS AND OFFICERS

9.1        Name, Occupation and Security Holding

The following is a list of the current directors and officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name Province/State Country of Residence	Principal Occupation for Last 5 Years	Current Position with the Company and Period of Service	Approx. # and % of Voting Securities Owned (Directly or Indirectly or over which direction or control is exercised)
James R. Anderson (1)(3) South Dakota, USA	Owner and CEO, Tennessee Eastern Gas & Oil Co. and Southwestern Mineral Leasing Co.	Co-Chairman & Director Since June 26, 2008	8,157,040/19.2%
Robert C. Gardner(4) British Columbia, Canada	Chairman of the Board of Directors of the Company; Principal of Gardner & Associates (law firm)	Acting CEO, Since Jan. 21, 2009 Co-Chairman & Director Since February 1, 2003	2,689,708/6.3%
Richard W. Hughes(1)(2)(3)(4) British Columbia, Canada	President of Hastings Management Corp.; Chairman of the Board of Directors of Golden Chalice Resources Inc.; President of Abitibi Mining Corp., Klondike Gold Corp., Klondike Silver Corp. & Sedex Mining Corp.; CFO of Kalahari Resources Inc.	Director Since October 29, 2004	-
James M. McDonald(3)(4) Alberta, Canada	President of Makwa Exploration Ltd.; President and CEO of Kootenay Gold Corp.	Director Since February 17, 2003	83,114/0.2%
Wayne R. Moorhouse British Columbia, Canada	CFO and Corporate Secretary of Genco Resources Ltd.	Chief Financial Officer Corporate Secretary Since Dec. 17, 2003	126,560/0.3%
Charles E. Schroeder, III(1) Texas, USA	Owner and CEO Chisholm Exploration Inc. and Chisholm Operating Inc.	Director Since June 26, 2008	2,000/0.0%
Brian R. D. Smith(2)(3) British Columbia, Canada	Barrister & Solicitor; Public Policy Advisor (Energy) with Gowlings Lafleur Henderson LLP	Director Since June 2, 2003	7,064/0.0%
Lyle R. Weismantel(2)(3) Minnesota, USA	Director, Bremer Bank since 2005, formerly President and CEO of Bremer Bank	Director Since June 26, 2008	100,000/0.2%

(1)	Denotes member or the Compensation Committee
(2)	Denotes member of the Audit Committee
(3)	Denotes member of the Corporate Governance Committee
(4)	Denotes member of the Mine Committee

Genco Resources Ltd

Directors’ Terms of Office

Director’s terms of office expire at the beginning of Genco’s next Annual General Meeting, which is tentatively scheduled for June 23, 2009.

Control of Securities

The directors and officers of the Company beneficially own, directly or indirectly, have control of or direction over an aggregate of 11,165,486 Common Shares of the Company, representing approximately 26.4% of the Issued and Outstanding Common Shares as at March 31, 2009.

9.2        Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below , no Director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a Director or Chief Executive Officer or Chief Financial Officer of any company (including the Company) that:

i.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the Director or executive officer was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer; or

ii.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the Director or executive officer ceased to be a Director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer.

Except as described below, no Director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

i.

is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditor or had a receiver, receiver manager or trustee appointed to hold its assets; or

ii.

has within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director, executive officer or shareholder.

Mr. Richard Hughes was a Director of Daren Industries Ltd. (“Daren”), formerly listed on the TSX-V. In May 2002, while Mr. Hughes was serving on the Board of Directors of Daren, it was placed into receivership and suspended from trading. Mr. Hughes subsequently resigned as a Director of Daren and Daren was de-listed form the TSX-V November 2002.

Genco Resources Ltd

9.3        Conflicts of Interest

Certain Directors and Officers of Genco are, or may become, Directors, Officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time.

The Directors and Senior Officers of Genco are required by law to act honestly and in good faith with a view to the best interests of the Company, and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, Genco has entered into or proposed to enter into the contract or transaction, and the Director or Senior Officer either has a material interest in the contract or transaction or is a Director or Senior Officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction.

If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether Genco will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

ITEM 10:     PROMOTERS

Within the last two financial years ended December 31, 2007 and December 31, 2008, Genco did not have any person or company acting or performing as a promoter for the Company as that term is used in Canadian Securities legislation (namely, a ‘person who acting alone or in concert with one or more persons, directly or indirectly, takes the initiative in ... organizing or substantially re-organizing the business of the [Company]).

ITEM 11:     LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1      Legal Proceedings

June 3, 2006: A former employee of Genco’s wholly-owned subsidiary SIMSA filed a wrongful dismissal action with the Junta Especial Numero Veintenueve de la Federal de Conciliacion y Arbitraje de Estado de Mexico. On October 7, 2008, the former employee was awarded a judgement against SIMSA of MX $518,696 peso (~CAD $50,000). [Note: SIMSA is currently appealing this judgement.]

December 4, 2008: Genco commenced an action in the Supreme Court of British Columbia against Andover for breaches in the agreements respecting the purchase of Genco’s shares in Chief. Genco’s claimed damages in excess of USD $3 million plus 250,000 Andover Common Shares. Genco also maintained its ownership over the Chief shares.

January 12, 2009: Genco received notice that a former Director, Gordon Blankstein, had sued Genco in the Supreme Court of British Columbia claiming unpaid salary, and damages totalling unspecified damages for wrongful dismissal arising from a Consulting Contract made with Genco in October 2006.

March 24, 2009: A settlement was reached in all outstanding disputes and litigation with Andover Ventures Inc., Chief Consolidated Mining Company and W. Gordon Blankstein. Under the terms of the settlement with Andover and Chief, Andover agreed to pay Genco CAD $5 million within 18 months, with interest payable quarterly at US prime plus 2% (subject to a minimum rate of 4% per year) in exchange for the Chief Common Shares owned by Genco. Genco will retain ownership of the Common Shares until paid in full by Andover. Under the terms of the settlement agreement with Mr. Blankstein, Genco agreed to transfer 2,000,000 Common Shares of Andover owned by Genco to Mr. Blankstein.

Genco Resources Ltd

ITEM 12:      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than set forth in this AIF and in Genco’s audited financial statements and other than transactions carried out in the normal course of business of the Company or any of its subsidiaries, none of the Directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing person had, during the Company’s most recent three financial years ended December 31, 2006; December 31, 2007; December 31, 2008, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

ITEM 13:      TRANSFER AGENT AND REGISTRAR

The Company’s Transfer Agent and Registrar are:

Computershare Investor Services Inc.
Vancouver, BC and Toronto, ON

ITEM 14:     MATERIAL CONTRACTS

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to Genco and was entered into within the most recently completed financial year, or before the most recently completed financial year, but is still in effect:

  January 10, 2008: Listing Agreement with the Toronto Stock Exchange, pursuant to which the Common Shares are listed and traded on the Exchange.

  March 7, 2008: Letter Agreement with Dimeling, Schriber and Park, pursuant to which Genco acquired common shares representing approximately 64.7% of the common shares of Chief. [Note: This agreement is summarized in Section 3.2 in this AIF]

  June 23, 2008: [amended on July 31, 2008 and September 23, 2008] Agreement pursuant to which Genco sold to Andover Ventures its common shares representing approximately 64.7% of the outstanding shares of Chief to Andover Ventures Inc. [Note: This agreement is summarized in Section 3.2 of this AIF.]

Genco Resources Ltd

  January 31, 2008: Contract between La Guitarra Compañia Minera, S.A. de C.V. and Compañia Minera Las Torres, S.A. de C.V. pursuant to which La Guitarra purchased 352 hectares of formerly leased mining concessions in the Temascaltepec Mining District and an associated royalty from Las Torres for USD 1 million and 134,648 common shares of Genco.

  October 1, 2007: Smelting Agreement between La Guitarra Compañia Minera, S.A de C.V. and Compañia Minera Pena de Bernal, S.A. de C.V. Under the terms of this agreement La Guitarra ships mineral concentrates to Pena de Bernal for processing. Pena de Bernal charges La Guitarra for refining and smelting mineral concentrates from La Guitarra and for commercializing the recovered metal.

  October 1, 2006: Consulting Agreement with Gregory K. Liller pursuant to which he has agreed to act as the Company’s President and ex officio member of the Executive Committee of its Board of Directors for remuneration of US$ 160,000 per year plus an annual ‘net profit’ bonus equal to 2% of the Applicant’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange approval, in Common Shares. Should Genco become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of up to three times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement can be terminated upon 12 months notice by Mr. Liller. The share incentive aspect of the agreement is subject to shareholder approval at the Company’s next annual general meeting.

  October 1, 2006: [amended May 21, 2008] Employment Agreement with Wayne R. Moorhouse pursuant to which he has agreed to act as the Company’s Vice-President, Finance for remuneration of US$ 10,000 per month plus an ‘performance’ bonus of up to US$ 125,000. The performance bonus is paid on the basis of $2,000 for each 1.0% increase in reserves, $2,500 for each 1.0% increase in silver equivalent ounces produced and $2,500 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange approval, in Common Shares. Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of up to 1.5 times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement can be terminated upon 12 months notice by Mr. Moorhouse. The share incentive aspect of the agreement is subject to shareholder approval at Genco’s next annual general meeting.

Genco Resources Ltd

  October 1, 2006: [amended May 21, 2008] Consulting Agreement dated October 1, 2006 with Gardner & Associates, a law firm, the principal of which is Robert C. Gardner, QC, pursuant to which the firm has agreed to provide the services of Mr. Gardner to act as the Company’s Co- Chairman of the Board for remuneration of US$ 12,000 per month plus an annual ‘net profit’ bonus equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange approval, in Common Shares. Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of up to three times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement can be terminated upon 12 months notice by Gardner. The share incentive aspect of the agreement is subject to shareholder approval at the Company’s next annual general meeting.

  August 28, 2003: Royalty agreement between La Guitarra Compañia Minera, S.A. de C.V. and Luismin S.A. de C.V. [Note: This royalty agreement is summarized in Section 4.3 of this AIF]

  March 4, 1999: Transfer Agency Agreement dated March 4, 1999 with Computershare Trust Company of Canada of Vancouver, British Columbia and Assignment Agreement dated October 17, 2005 assigning the Transfer Agency Agreement to Computershare Investor Services Inc. of Vancouver, British Columbia pursuant to which Computershare Investor Services Inc. provides registrar and transfer agency services to the Applicant from its offices in Vancouver, British Columbia and Toronto, Ontario.

Also, Genco has various Stock Option Agreements with Directors, Officers, employees and consultants pursuant to which such persons are entitled to purchase Common Shares. [Note: Please see Note 13 of Genco’s Annual Financial statements for the financial year ended December 31, 2008.]

ITEM 15:      INTERESTS OF EXPERTS

15.1      Names of Experts

Independent Auditor

Genco’s independent auditor is HLB Cinnamon Jang Willoughby & Company, within the means of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

NI 43-101 Qualified Person

Glenn R. Clark, P.Eng. is the Company’s ‘Qualified Person’ for the purpose of NI 43-101.

Genco Resources Ltd

15.2      Interests of Experts

HLB Cinnamon Jang Willoughby & Company has prepared the audit report attached to the Genco’s Audited Consolidated Financial Statements for the most recent year end. HLB Cinnamon Jang Willoughby & Company has reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Glenn R. Clark, P.Eng. is an independent mining consultant retained by Genco to provide NI 43-101 reports for the Company. He has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein.

To the best knowledge of the Company, having made reasonable enquiry, none of the other experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

ITEM 16:      ADDITIONAL INFORMATION

16.1      Additional Information

Additional information pertaining to Genco Resources Ltd. may be found:

(a)	on the Company’s corporate website: www.gencoresources.com

(b)	on the SEDAR website: www.sedar.com and the SEDI website: www.sedi.ca

(c)

in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders, including the election of Directors, remuneration and indebtedness of directors and officers, principal holders of the Company’s securities and if applicable, securities authorized for issuance under equity compensation plans

(d)	in the Company’s Annual Financial Statements and Management Discussion and Analysis for its most recently completed financial year ended December 31, 2008.

16.2      Audit Committee

Under the provisions of Section 224 of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee. The Company must under the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), which came into effect March 17, 2008, disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

The Audit Committee Charter

The Audit Committee Charter is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of the following three directors: Brian R. D. Smith (Chair), Richard W. Hughes and Lyle R. Weismantel. Each member of the Audit Committee is financially literate and an independent Director.

Genco Resources Ltd

Relevant Education and Experience

Brian R. D. Smith has served on the Audit Committees of several public companies. Richard W. Hughes is the Chief Financial Officer of Kalahari Resources and has served on the Audit Committees of several public companies. Lyle R. Weismantel is a former bank President. In these positions, each member has been responsible for receiving financial information and obtaining an understanding of the balance sheet, income statement, statement of cash flows and how these statements are essential for understanding the financial position of the company and its operations. Each member has a significant understanding of resource based industries and the relevant accounting principles.

Reliance on Certain Exemptions

At no time since the commencement of Genco’s most recently completed financial year has the Company relied on the following exemptions:

i.	the exemption in section 2.4. De Minimis Non-audit Services;
ii.	the exemption in section 3.2 Initial Public Offerings;
iii.	the exemption in section 3.4 Events Outside Control of Member;
iv.	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member; or
v.	an exemption from National Instrument 52-110, Audit Committees, in whole or part granted under section 8, Exemptions.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of Genco’s most recently completed financial year has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited Exceptional Circumstances.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in subsection 3.8, Acquisition of Financial Literacy.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the Committee to nominate an external auditor not been adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by Genco’s Board of Directors and, where applicable, by the Audit Committee, on a case-by-case basis.

Genco Resources Ltd

External Auditor Service Fees (by Category)

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2008	$58,000	$0	$0	$0
December 31, 2007	$62,500	$7,904	$10,000	$0

(1)	The aggregate fees charged by the Company’s external auditor;
(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”;

(3)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning; and
(4)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under (1), (2) and (3) above.

Genco Resources Ltd

Schedule “A”

CHARTER
FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

I.               MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Genco Resources Ltd. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1)	The quality and integrity of the Company’s financial statements and other financial information;
2)	The compliance of such statements and information with legal and regulatory requirements;
3)	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and
4)	The performance of the Company’s internal accounting procedures and Auditor.

II.              STRUCTURE AND OPERATIONS

A.              Composition

The Committee shall be comprised of three or more members.

B.              Qualifications

Each member of the Committee must be a member of the Board. A majority of the members of the Committee shall not be officers or employees of the Company, or of an affiliate of the Company. Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.              Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.              Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.              Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.              Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company. As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately.

In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter. The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.             DUTIES

A.              Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.              Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor:

1.

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2.	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.	Require the Auditor to report directly to the Committee.

4.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Last Amended by the Board:                                •
First Adopted by the Board: November 22, 2004

Performance & Completion by Auditor of its Work:

5.

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6.	Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7.	Pre-approve all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for the Company by the Auditor unless such non-audit services:

a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

	b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

c)

are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company:

8.	Establish procedures for:

	a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements:

9.

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10.

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11.	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12.

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13.	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

	b)	The management inquiry letter provided by the Auditor and the Company’s response to that letter.

Last Amended by the Board:                                •
First Adopted by the Board: November 22, 2004

c)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company:

14.

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

15.

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16.

Review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate:

17.

Consult with the Auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18.	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19.	Meet with management, any internal auditor and the Auditor in separate executive sessions at least quarterly.

20.	Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

21.	Make regular reports to the Board.

22.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23.	Annually review the Committee’s own performance.

24.	Provide an open avenue of communication among the Auditor, the Company’s financial and senior management and the Board.

25.

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

C.              Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Last Amended by the Board:                                •
First Adopted by the Board: November 22, 2004